Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
BNY Mellon Funds Trust:

We have examined management's assertion, included in the accompanying
Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that BNY Mellon Funds Trust (the
"Trust"), which is comprised of BNY Mellon Balanced Fund, BNY Mellon
Bond Fund, BNY Mellon Emerging Markets Fund, BNY Mellon Income
Stock Fund, BNY Mellon Intermediate Bond Fund, BNY Mellon Intermediate
U.S. Government Fund, BNY Mellon International Fund, BNY Mellon
International Appreciation Fund, BNY Mellon Large Cap Stock Fund, BNY
Mellon Massachusetts Intermediate Municipal Bond Fund, BNY Mellon
Midcap Stock Fund, BNY Mellon Money Market Fund, BNY Mellon National Intermediate Municipal Bond Fund, BNY Mellon National Municipal Money
Market Fund, BNY Mellon National Short-Term Municipal Bond Fund, BNY
Mellon New York Intermediate Tax Exempt Fund, BNY Mellon Pennsylvania Intermediate Municipal Bond Fund, BNY Mellon Short-Term U.S.
Government Securities Fund, BNY Mellon Small Cap Stock Fund, BNY
Mellon US Core Equity 130/30 Fund, BNY Mellon Small/Mid Cap Fund,
BNY Mellon Focused Equity Opportunities Fund, BNY Mellon Large Cap
Market Opportunities Fund, BNY Mellon Tax Sensitive Large Cap Multi
Strategy Fund and BNY Mellon Municipal Opportunities Fund (collectively the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2011 and from
April 30, 2011 through June 30, 2011 with respect to
securities reflected in the
investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds'
compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2011 and, with respect to agreement of security purchases and sales, for the period from April 30, 2011
(the date of our last examination), through
June 30, 2011:
1. 	Examination of The Bank of New York Mellon's (the "Custodian")
security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities held in safekeeping by the Custodian but not included in 1. and 2. above;
4.	Reconciliation between the Funds' accounting records and the
Custodian's records as of June 30, 2011;
5. Confirmation of pending purchases for the Funds as of June 30, 2011 with brokers, and where responses were not received, inspection of documentation corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Funds as of June 30, 2011 to documentation of corresponding subsequent cash receipts;
7.	Agreement of the Trust's trade tickets for five purchases and five sales or maturities for the period April 30, 2011 (the date of our last examination) through June 30, 2011, to the books and records of the
Funds noting that they had been accurately recorded and subsequently settled;
8.	We reviewed BNY Mellon Global Asset Servicing Report on Controls
Placed in Operation and Tests of Operating Effectiveness ("SAS 70
Report") for the period July 1, 2010 to June 30, 2011 and noted no relevant findings were reported in the areas of Asset Custody and
Control; and
We believe that our examination provides a reasonable basis for our opinion.
Our examination does not provide a legal determination on the Funds'
compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of June 30, 2011 and from April 30, 2011 through
June 30, 2011, with respect to securities reflected in the
investment accounts of the Funds is fairly stated,
in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees and Shareholders of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
KPMG LLP /s/
New York, New York
September 15, 2011
September 15, 2011


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of BNY Mellon Balanced Fund, BNY Mellon Bond Fund, BNY
Mellon Emerging Markets Fund, BNY Mellon Income Stock Fund, BNY
Mellon Intermediate Bond Fund, BNY Mellon Intermediate U.S. Government
Fund, BNY Mellon International Fund, BNY Mellon International
Appreciation Fund, BNY Mellon Large Cap Stock Fund, BNY Mellon
Massachusetts Intermediate Municipal Bond Fund, BNY Mellon Midcap Stock
Fund, BNY Mellon Money Market Fund, BNY Mellon National Intermediate
Municipal Bond Fund, BNY Mellon National Municipal Money Market Fund,
BNY Mellon National Short-Term Municipal Bond Fund, BNY Mellon New
York Intermediate Tax Exempt Fund, BNY Mellon Pennsylvania Intermediate Municipal Bond Fund, BNY Mellon Short-Term U.S. Government Securities
Fund, BNY Mellon Small Cap Stock Fund, BNY Mellon US Core Equity
130/30 Fund, BNY Mellon Small/Mid Cap Fund,  BNY Mellon Focused
Equity Opportunities Fund, BNY Mellon Large Cap Market Opportunities
Fund, BNY Mellon Tax Sensitive Large Cap Multi Strategy Fund and BNY
Mellon Municipal Opportunities Fund, each a series of BNY Mellon Funds
Trust, (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment
Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2011 and from April 30, 2011 through June 30, 2011.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2011 and from April 30,
2011 through June 30, 2011 with respect to securities reflected in the investment accounts of the Funds.
BNY Mellon Funds Trust

Jim Windels
Treasurer

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